Exhibit 99.6

Wipro Limited

Results for the Quarter ended June 30, 2018

Operating Metrics Pertaining to IT Services Segment

A. IT Services

		FY 18-19	FY 17-18					FY 16-17
		Q1	FY	Q4	Q3	Q2	Q1	FY
Revenue & OM%	IT Services Revenues ($MN)	2,026.5	8,060.2	2,062.0	2,013.0	2,013.5	1,971.7	7,704.5
	Sequential Growth	-1.7%	4.6%	2.4%	0.0%	2.1%	0.9%	4.9%
	Sequential Growth in Constant Currency*	0.1%	2.9%	1.1%	0.9%	0.3%	0.3%	7.0%
	Operating Margin %	17.2%#	15.8%^^	14.4%^	14.8 **	17.3%	16.8%	18.0%
Service Line Mix	Practices
	Business Process Services	12.1%	12.2%	12.1%	12.6%	12.1%	12.0%	13.0%
	Cloud and Infrastructure Services	27.4%	28.4%	28.8%	28.2%	28.4%	28.1%	28.0%
	Data, Analytics and AI	7.1%	7.0%	7.0%	7.0%	7.1%	7.1%	7.1%
	Modern Application Services	46.1%	45.4%	44.8%	45.3%	45.5%	45.8%	44.7%
	Product Engineering Services	7.3%	7.0%	7.3%	6.9%	6.9%	7.0%	7.2%
SBU Mix	Strategic Business Units@
	Banking, Financial Services and Insurance	30.0%	28.1%	29.2%	28.5%	27.6%	26.7%	25.7%
	Communications	5.6%	6.4%	5.8%	6.4%	6.5%	6.8%	7.3%
	Consumer Business Unit	16.0%	15.8%	15.6%	16.0%	15.9%	15.8%	15.8%
	Energy, Natural Resources and Utilities	12.5%	12.9%	12.5%	12.4%	13.5%	13.4%	13.1%
	Health Business Unit	13.4%	14.1%	13.9%	14.0%	13.7%	14.8%	15.6%
	Manufacturing	8.3%	8.7%	8.7%	8.6%	8.7%	9.0%	8.9%
	Technology	14.2%	14.0%	14.3%	14.1%	14.1%	13.5%	13.6%
Geography Mix	Geography
	Americas	54.9%	53.4%	52.7%	53.1%	53.6%	54.5%	54.7%
	APAC and Other Emerging Markets	10.9%	11.1%	10.9%	11.0%	11.4%	10.9%	10.8%
	Europe	25.6%	25.6%	27.0%	25.9%	25.1%	24.2%	24.4%
	India & Middle East business	8.6%	9.9%	9.4%	10.0%	9.9%	10.4%	10.1%
	Guidance ($MN)	2,015-2,065		2,033-2,073	2,014-2,054	1,962-2,001	1,915-1,955
Guidance	Guidance restated based on actual currency realized ($MN)	1,978-2,027		2,060-2,100	1,996-2,036	1,999-2,038	1,927-1,967
	IT Services Revenues ($MN)	2,026.5	8,060.2	2,062.0	2,013.0	2,013.5	1,971.7	7,704.5
Customer Relationships	Customer size distribution (TTM)
	> $100MN	8	8	8	9	9	9	9
	> $75MN	19	20	20	17	16	18	18
	> $50MN	40	39	39	41	39	36	34
	> $20MN	91	95	95	90	90	90	91
	> $10MN	173	171	171	167	170	163	163
	> $5MN	278	277	277	272	270	262	268
	> $3MN	368	369	369	364	370	357	354
	> $1MN	624	631	631	635	627	624	602
Customer Metrics	Revenue from Existing customers %	99.5%	98.6%	97.4%	98.2%	99.2%	99.6%	98.0%
	Number of new customers	75	223	58	79	41	45	256
	Total Number of active customers	1,254	1,248	1,248	1,281	1,274	1,244	1,323
	Customer Concentration
	Top customer	3.7%	3.1%	3.5%	3.1%	3.1%	2.9%	2.7%
	Top 5	11.7%	11.1%	11.9%	11.3%	11.0%	10.3%	10.0%
	Top 10	18.3%	17.8%	18.4%	17.8%	18.0%	17.5%	17.1%

*	Constant currency revenues for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period
**	Excluding the one time impact of insolvency of a customer, post balance sheet date, normalized operating margin for the Quarter ended December 31, 2017 was 17.2%
^	Excluding the one time impact of insolvency of a customer & impairment loss booked for one of our acquisitions, normalized operating margin for the Quarter ended March 31, 2018 was 16.0%
^^	Excluding the one time impact of insolvency of two of our customers & impairment loss booked for one of our acquisitions, normalized operating margin for the Year ended March 31, 2018 was 16.8%
#	IT Services margin for the Quarter ended June 30, 2018 includes gain of ₹2,529 million from the sale of our hosted data center business during the quarter
@	With effect from April 1, 2018, we have realigned our MNT business unit into 2 separate business units - (i) Manufacturing and (ii) Technology

		FY 18-19	FY 17-18					FY 16-17
		Q1	FY	Q4	Q3	Q2	Q1	FY
Currency Mix	% of Revenue
	USD	60%	58%	58%	58%	58%	59%	61%
	GBP	11%	10%	11%	10%	10%	10%	10%
	EUR	8%	9%	9%	9%	9%	9%	9%
	INR	7%	8%	8%	8%	8%	8%	7%
	AUD	5%	5%	5%	5%	5%	4%	4%
	CAD	2%	2%	2%	2%	3%	3%	2%
	Others	7%	8%	7%	8%	7%	7%	7%

	Closing Employee Count	164,659	163,827	163,827	162,553	163,759	166,790	165,481
	Utilization (IT Services excl. Infocrossing, BPS, Designit, Cellent, HPS, Appirio, Cooper, Infoserver and I&ME)
	Gross Utilization	74.5%	72.2%	73.1%	71.0%	72.9%	72.0%	71.5%
	Net Utilization (Excluding Support)	83.9%	81.1%	82.4%	80.0%	81.8%	80.3%	80.2%
	Net Utilization (Excluding Trainees)	85.2%	82.5%	83.4%	81.9%	82.5%	82.1%	82.3%

	Attrition

	(IT Services excl. BPS)

	Voluntary TTM	17.0%	16.6%	16.6%	15.9%	15.7%	15.9%	16.3%
	Voluntary Quarterly Annualized	17.7%	16.6%	17.5%	16.2%	16.7%	16.1%	16.3%
	BPS %- Quarterly	10.8%	12.7%	11.3%	12.8%	13.5%	12.8%	11.5%
	BPS % - Post Training Quarterly	9.5%	11.2%	9.8%	11.1%	11.9%	11.4%	9.3%

	Sales & Support Staff - IT Services	15,076	14,936	15,215	14,881	14,880	14,769	14,466

B. IT Services (Excluding Infocrossing, BPS, Designit, cellent, HPS, Appirio, Cooper, Infoserver and I&ME)

Service delivery	Revenue from FPP	58.9%	58.1%	58.7%	57.7%	57.7%	58.2%	57.1%
	Onsite Revenue - % of Services	52.9%	53.2%	52.7%	53.5%	53.2%	53.6%	53.7%
	Off shore Revenue - % of Services	47.1%	46.8%	47.3%	46.5%	46.8%	46.4%	46.3%

C. Growth Metrics for the Quarter ended June 30, 2018

	Reported Currency QoQ %	Reported Currency YoY %	Constant Currency QoQ %	Constant Currency YoY %
IT Services	-1.7%	2.8%	0.1%	2.4%
Strategic Business Units@
Banking, Financial Services and Insurance	1.1%	14.9%	3.0%	14.4%
Communications	-5.4%	-14.8%	-1.3%	-13.6%
Consumer Business Unit	0.7%	4.5%	2.6%	4.8%
Energy, Natural Resources and Utilities	-1.5%	-3.7%	1.7%	-4.3%
Health Business Unit	-5.4%	-7.2%	-4.7%	-7.7%
Manufacturing	-7.1%	-5.0%	-5.4%	-6.0%
Technology	-2.0%	8.1%	-1.3%	7.2%
Geography
Americas	2.4%	3.6%	2.9%	3.7%
APAC and Other Emerging Markets	-2.4%	2.8%	1.1%	2.4%
Europe	-6.6%	8.7%	-3.0%	5.8%
India & Middle East business	-10.2%	-15.2%	-7.5%	-12.2%
Practices
Business Process Services	-1.5%	3.5%	-0.6%	3.2%
Cloud and Infrastructure Services	-6.3%	0.5%	-4.6%	0.5%
Data, Analytics and AI	-0.2%	2.3%	1.5%	1.8%
Modern Application Services	1.0%	3.4%	3.3%	2.7%
Product Engineering Services	-2.1%	7.3%	-1.1%	7.0%

D. Annexure to Datasheet

Segment-wise breakup of Cost of Revenues, S&M and G&A	Q1 FY 18-19 (INR MN)
Particulars	IT Services	IT Products	Reconciling Items	Total
Cost of revenues	96,415	3,862	73	100,350
Selling and marketing expenses	10,838	10	(35)	10,813
General and administrative expenses	8,310	400	(102)	8,608

Total	115,563	4,272	(64)	119,771